NOTICE AND
ACCESS NOTIFICATION TO SHAREHOLDERS
ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 12, 2018

You are receiving this notification as First Mining Gold Corp. (“First Mining,” the “Company”, “we”, “us” or “our”) is using the notice and access model (“Notice and Access”) for the delivery of meeting materials to our shareholders for the annual general meeting of our shareholders that will be held on June 12, 2018 (the “Meeting”). The use of Notice and Access means delivery to our shareholders of the materials for the Meeting is more environmentally friendly as it will help reduce paper use and our carbon footprint and it should also reduce our printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Company’s management information circular (the “Circular”) for the Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2017 and management’s discussion and analysis thereon (collectively, the “Meeting Materials”), our shareholders are receiving this notification containing information on how to access the Meeting Materials electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.

Meeting Date, Location and Purposes

When:	Tuesday, June 12, 2018	Where:	Suite 2600, Oceanic Plaza
	10:00 a.m. (Pacific Time)		1066 West Hastings Street
Vancouver, British Columbia V6E 3X1

Shareholders will be asked to consider and vote on the following matters:

1.

Financial Statements: Receive our audited consolidated annual financial statements for the financial year ended December 31, 2017 and the auditor’s report on those statements (see the section entitled “Particulars of the Matters to be Acted Upon – Receipt of audited consolidated financial statements” on page 9 of the Circular);

2.

Set the number of Directors and elect our Directors: Set the number of directors at six and elect six directors to our board to hold office for the ensuing year (see the sections entitled “Particulars of the Matters to be Acted Upon – Fix the number of directors to be elected at the Meeting at six” and “Particulars of the Matters to be Acted Upon – Election of directors” on page 9 of the Circular);

3.

Appoint our Auditor: Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay (see the section entitled “Particulars of the Matters to be Acted Upon – Appointment of auditor” on page 14 of the Circular);

4.

Amend and Restate our Stock Option Plan: Confirm certain amendments to the Company’s Stock Option Plan in accordance with the requirements of the Toronto Stock Exchange, and re-approve the Stock Option Plan (see the section entitled “Particulars of the Matters to be Acted Upon – Amendment and restatement of stock option plan” on page 15 of the Circular); and

5.

Conduct such other business properly brought before the Meeting or any adjournment or postponement of the Meeting (see the section entitled “Particulars of the Matters to be Acted Upon – Other business” on page 18 of the Circular).

First Mining reminds shareholders that it is important that they review the Circular before voting. See the next two pages for instructions on how to view the Circular, and how to vote.

18th FLOOR – 925 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6C 3L2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

Accessing the Meeting Materials Online

Shareholders can view the Meeting Materials online under our SEDAR profile at www.sedar.com, or on our website at www.firstmininggold.com/investors/AGM.

Requesting Paper Copies of the Meeting Materials

Shareholders may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR.

Registered shareholders may make their request by contacting Derek Iwanaka, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Non-registered shareholders may make their request online at www.proxyvote.com or by telephone 1.877.907.7643 (North America) or 905.507.5450 (Non N. America) by entering the 16-digit control number located on their voting instruction form and following the instructions provided. If you are a non-registered shareholder and you do not have a control number on your voting instruction form, please call toll-free at 1.855.887.2243.

To receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, First Mining must receive requests for paper copies of the Meeting Materials at least seven (7) business days in advance of the proxy deposit deadline date and time set out in the accompanying proxy or voting instruction form. The Meeting Materials will be sent to those shareholders who request a paper copy of the Meeting Materials within three (3) business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of Meeting Materials will receive a paper copy of the Meeting Materials with this notification.

Voting Process

This notice is accompanied by either a form of proxy (for registered shareholders) or a voting instruction form (for non- registered shareholders).

Registered shareholders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

INTERNET:	www.investorvote.com	MAIL:	Computershare Investor Services
	Follow the instructions using the 15		Inc.
	digit control number noted on your		Attention: Proxy Department
	proxy.		8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
TELEPHONE:	1.866.732.8683 (North America)
1.312.588.4290 (if outside North
America)
You will need the 15 digit control
number noted on your proxy.

If you are a registered shareholder and you have questions / need assistance completing your form of proxy, please contact Derek Iwanaka, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

18th FLOOR – 925 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6C 3L2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

Non- registered shareholders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your voting instruction form:

	CANADA		UNITED STATES

INTERNET:	www.proxyvote.com	INTERNET:	www.proxyvote.com
	Follow the instructions using the		Follow the instructions using the
	16 digit control number from		16 digit control number from
	your voting instruction form.		your voting instruction form.

TELEPHONE:	1.800.474.7493 (for English)	TELEPHONE:	1.800.454.8683
	1.800.474.7501 (for French)		You will need the 16 digit control
	You will need the 16 digit control		number noted on your voting
	number noted on your voting		instruction form.
instruction form.

MAIL:	Data Processing Centre	MAIL:	Data Processing Centre
	P.O. Box 2800, STN LCD Malton		P.O. Box 3700, STN Industrial
	Mississauga, Ontario L5T 2T7		Park
	Canada		Markham, Ontario
L3R 9Z9, Canada

If you are a non-registered shareholder and you have questions or need assistance completing your voting instruction form, please contact your broker.

Questions

Shareholders with questions about Notice and Access can contact Derek Iwanaka, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Dated at Vancouver, British Columbia this 4th day of May, 2018.

BY ORDER OF THE BOARD OF DIRECTORS.

(signed) “Keith Neumeyer”

Keith Neumeyer

Chairman

18th FLOOR – 925 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6C 3L2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827